UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Allscripts Healthcare Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

01988P108

(CUSIP Number)

Eugene W. McDermott, Jr.
Edwards Wildman Palmer LLP
2800 Financial Plaza

Providence, RI 02903
(401) 274-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A CUSIP No. 01988P108
1. Names of Reporting Persons. HealthCor Management, L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only

4. Source of Funds (See Instructions) AF
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 7,210,000 shares of Common Stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 7,210,000 shares of Common Stock
11. Aggregate Amount Beneficially Owned by Each Reporting Person 7,210,000 shares of Common Stock
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13. Percent of Class Represented by Amount in Row (11) 4.0%
14. Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A CUSIP No. 01988P108
1. Names of Reporting Persons. HealthCor Associates, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only

4. Source of Funds (See Instructions) AF
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 7,210,000 shares of Common Stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 7,210,000 shares of Common Stock
11. Aggregate Amount Beneficially Owned by Each Reporting Person 7,210,000 shares of Common Stock
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13. Percent of Class Represented by Amount in Row (11) 4.0%
14. Type of Reporting Person (See Instructions) OO

SCHEDULE 13D/A CUSIP No. 01988P108
1. Names of Reporting Persons. HealthCor Offshore Master Fund, L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only

4. Source of Funds (See Instructions) WC
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 7,060,000 shares of Common Stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 7,060,000 shares of Common Stock
11. Aggregate Amount Beneficially Owned by Each Reporting Person 7,060,000 shares of Common Stock
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13. Percent of Class Represented by Amount in Row (11) 3.9%
14. Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A CUSIP No. 01988P108
1. Names of Reporting Persons. HealthCor Offshore GP, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only

4. Source of Funds (See Instructions) AF
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 7,060,000 shares of Common Stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 7,060,000 shares of Common Stock
11. Aggregate Amount Beneficially Owned by Each Reporting Person 7,060,000 shares of Common Stock
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13. Percent of Class Represented by Amount in Row (11) 3.9%
14. Type of Reporting Person (See Instructions) OO

SCHEDULE 13D/A CUSIP No. 01988P108
1. Names of Reporting Persons. HealthCor Group, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only

4. Source of Funds (See Instructions) AF
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 7,210,000 shares of Common Stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 7,210,000 shares of Common Stock
11. Aggregate Amount Beneficially Owned by Each Reporting Person 7,210,000 shares of Common Stock
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13. Percent of Class Represented by Amount in Row (11) 4.0%
14. Type of Reporting Person (See Instructions) OO

SCHEDULE 13D/A CUSIP No. 01988P108
1. Names of Reporting Persons. HealthCor Long Offshore Master Fund, L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only

4. Source of Funds (See Instructions) WC
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 150,000 shares of Common Stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 150,000 shares of Common Stock
11. Aggregate Amount Beneficially Owned by Each Reporting Person 150,000 shares of Common Stock
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13. Percent of Class Represented by Amount in Row (11) 0.1%
14. Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A CUSIP No. 01988P108
1. Names of Reporting Persons. HealthCor Long Master GP, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only

4. Source of Funds (See Instructions) AF
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 150,000 shares of Common Stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 150,000 shares of Common Stock
11. Aggregate Amount Beneficially Owned by Each Reporting Person 150,000 shares of Common Stock
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13. Percent of Class Represented by Amount in Row (11) 0.1%
14. Type of Reporting Person (See Instructions) OO

SCHEDULE 13D/A CUSIP No. 01988P108
1. Names of Reporting Persons. Arthur Cohen
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only

4. Source of Funds (See Instructions) AF
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 7,210,000 shares of Common Stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 7,210,000 shares of Common Stock
11. Aggregate Amount Beneficially Owned by Each Reporting Person 7,210,000 shares of Common Stock
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13. Percent of Class Represented by Amount in Row (11) 4.0%
14. Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A CUSIP No. 01988P108
1. Names of Reporting Persons. Joseph Healey
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only

4. Source of Funds (See Instructions) AF
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 7,210,000 shares of Common Stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 7,210,000 shares of Common Stock
11. Aggregate Amount Beneficially Owned by Each Reporting Person 7,210,000 shares of Common Stock
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13. Percent of Class Represented by Amount in Row (11) 4.0%
14. Type of Reporting Person (See Instructions) IN

Introductory Note

This exit Schedule 13D/A Amendment No. 7 (“Amendment No. 7”) amends the statement on Schedule 13D filed by the Reporting Persons on May 16, 2012 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on May 22, 2012 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed by the Reporting Persons on June 1, 2012 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed by the Reporting Persons on June 22, 2012 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed by the Reporting Persons on December 21, 2012 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D filed by the Reporting Persons on July 26, 2013 (“Amendment No. 5”) and Amendment No. 6 to the Original Schedule 13D filed by the Reporting Persons on December 16, 2013 (“Amendment No. 6” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, and this Amendment No. 7, the “Schedule 13D”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Allscripts Healthcare Solutions, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D. This Amendment No. 7 amends Items 5 and 7 as set forth below.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a) – (c) and (e) of Item 5 are hereby amended and restated in their entirety as follows:

(a)—(b) The aggregate percentage of shares of Common Stock reported to be beneficially owned by the Reporting Persons is based upon 180,163,949 shares of Common Stock outstanding as of July 31, 2014, as reported in the Issuer’s quarterly report on Form 10-Q filed on August 8, 2014. At the close of business on September 25, 2014, the Reporting Persons may be deemed to collectively beneficially own 7,210,000 shares of Common Stock, constituting approximately 4.0% of the shares of Common Stock outstanding.

(i)	HealthCor:
(a)	As of the date hereof, HealthCor may be deemed the beneficial owner of 7,210,000 shares of Common Stock. Percentage: Approximately 4.0% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 7,210,000 shares of Common Stock
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 7,210,000 shares of Common Stock

(ii)	Associates:
(a)	As of the date hereof, Associates may be deemed the beneficial owner of 7,210,000 shares of Common Stock. Percentage: Approximately 4.0% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 7,210,000 shares of Common Stock
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 7,210,000 shares of Common Stock

(iii)	Offshore Fund:
(a)	As of the date hereof, Offshore Fund may be deemed the beneficial owner of 7,060,000 shares of Common Stock. Percentage: Approximately 3.9% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 7,060,000 shares of Common Stock
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 7,060,000 shares of Common Stock

(iv)	Offshore GP:
(a)	As of the date hereof, Offshore GP may be deemed the beneficial owner of 7,060,000 shares of Common Stock. Percentage: Approximately 3.9% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 7,060,000 shares of Common Stock
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 7,060,000 shares of Common Stock

(v)	Group:
(a)	As of the date hereof, Group may be deemed the beneficial owner of 7,210,000 shares of Common Stock. Percentage: Approximately 4.0% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 7,210,000 shares of Common Stock
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 7,210,000 shares of Common Stock

(vi)	Long Fund:
(a)	As of the date hereof, Long Fund may be deemed the beneficial owner of 150,000 shares of Common Stock. Percentage: Approximately 0.1% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 150,000 shares of Common Stock
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 150,000 shares of Common Stock

(vii)	Long GP:
(a)	As of the date hereof, Long GP may be deemed the beneficial owner of 150,000 shares of Common Stock. Percentage: Approximately 0.1% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 150,000 shares of Common Stock
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 150,000 shares of Common Stock

(viii)	Mr. Cohen:
(a)	As of the date hereof, Mr. Cohen may be deemed the beneficial owner of 7,210,000 shares of Common Stock. Percentage: Approximately 4.0% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 7,210,000 shares of Common Stock
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 7,210,000 shares of Common Stock

(ix)	Mr. Healey:
(a)	As of the date hereof, Mr. Healey may be deemed the beneficial owner of 7,210,000 shares of Common Stock. Percentage: Approximately 4.0% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 7,210,000 shares of Common Stock
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 7,210,000 shares of Common Stock

Funds are the beneficial owners of the shares of Common Stock reported herein.

As the general partner of Offshore Fund, Offshore GP and its general partner, Group, may be deemed the beneficial owners of that portion of the shares of Common Stock beneficially owned by Offshore Fund. As the general partner of Long Fund, Long GP and its general partner, Group, may be deemed the beneficial owners of that portion of the shares of Common Stock beneficially owned by Long Fund.

As the investment manager of the Funds, HealthCor and its general partner, Associates, may also be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by the Funds.

As managers of Associates, Messrs. Cohen and Healey have both voting and investment power with respect to the shares of Common Stock beneficially owned by the Funds, and therefore may also be deemed to be the beneficial owners of the shares of Common Stock beneficially owned by the Funds.

(c)       Information concerning transactions in shares of Common Stock effected by the Reporting Persons during the past 60 days is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in shares of Common Stock listed in Exhibit A hereto were effected in the open market on the NASDAQ Global Select Market through various brokerage entities.

 (e)      The Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock as of September 24, 2014.

Item 7. Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit A: Transactions in the Common Stock during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: September 26, 2014

HEALTHCOR MANAGEMENT, L.P.

By: HealthCor Associates, LLC, its general partner

By:	/s/ Christine Clarke
Name: Christine Clarke
Title: Chief Financial Officer

HEALTHCOR OFFSHORE GP, LLC, for itself and as general partner on behalf of HEALTHCOR OFFSHORE MASTER FUND, L.P.

By: HealthCor Group, LLC, its general partner

By:	/s/ Christine Clarke
Name: Christine Clarke
Title: Chief Financial Officer

HEALTHCOR LONG MASTER GP, LLC, for itself and as general partner on behalf of HEALTHCOR LONG OFFSHORE MASTER FUND, L.P.

By: HealthCor Group, LLC, its general partner

By:	/s/ Christine Clarke
Name: Christine Clarke
Title: Chief Financial Officer

HEALTHCOR ASSOCIATES, LLC

By:	/s/ Christine Clarke
Name: Christine Clarke
Title: Chief Financial Officer

HEALTHCOR GROUP, LLC

By:	/s/ Christine Clarke
Name: Christine Clarke
Title: Chief Financial Officer

ARTHUR COHEN, Individually

By:	/s/ Arthur Cohen
Name: Arthur Cohen

JOSEPH HEALEY, Individually

By:	/s/ Joseph Healey
Name: Joseph Healey

EXHIBIT A

Date	Entity	Number of Shares (Sold)	Price per Share
9/24/2014	HealthCor Long Offshore Master Fund, L.P.	(200,000)	$13.6801
9/24/2014	HealthCor Offshore Master Fund, L.P.	(1,790,000)	$13.6801